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                           March 3, 2021

       Matthew Wolfson
       Chief Executive Officer
       Electromedical Technologies, Inc
       16561 N. 92nd Street, Suite 101
       Scottsdale, AZ 85260

                                                        Re: Electromedical
Technologies, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253589

       Dear Mr. Wolfson :

               Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, you have not included audited financial statements for your most recently completed fiscal year, as required by Rule 8-08 of
       Regulation S-X. Please revise to include audited financial statements for the fiscal year ended
       December 31, 2020. For guidance, refer to the Division of Corporation Finance's Financial
       Reporting Manual Section 1220.3.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.



                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Tad Mailander, Esq.